Mr. Robert Shapiro
The United States Securities
And Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Miami Breeze Car Care Inc.
Request for Effectiveness of Registration Statement Filed on Form S-1
File No. 333-266854

Dear Mr. Shapiro:

Miami Breeze Car Care Inc. ("Registrant") hereby requests that the above Registration Statement Filed on Form S-1 be declared effective at 12 P.M., Wednesday, December 12, 2023.

Wolfgang Ruecker
CEO

Miami Breeze Car Care Inc
848 Brickel Ave. PH 5
Miami
FL 33131
U.S.A